UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ Jun Zhu
Name	:	Jun Zhu
Title	:	Chairman and Chief Executive Officer

Date: November 25, 2015

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

The9 Limited Signs Definitive Agreement Regarding Sale of Senior Secured Convertible Bonds and Warrants

Shanghai, China – November 25, 2015. The9 Limited (the “Company,” NASDAQ: NCTY), an online game operator, today announced that it has signed a definitive agreement with Splendid Days Limited (the “Investor”) on November 24, 2015, pursuant to which the Investor will subscribe for 12% senior secured convertible bonds of the Company in an aggregate principal amount of US$40,050,000 (the “Notes”) in addition to warrants in an aggregate principal amount of US$9,950,000. The Notes will be divided into three tranches, each of which will be convertible into ADSs of the Company at an initial conversion price of US$2.6, US$5.2 and US$7.8, respectively, per ADS, provided that at no time shall the Investor convert any portion of the Notes if subsequent to such conversion the Investor will hold more than 20% of the outstanding and issued shares of the Company. The Notes will bear interest at a rate of 12% per year, payable upon redemption of the Notes. The Notes will be due in 2018, subject to an extension for two years at the discretion of the Investor. The completion of the transaction is subject to customary closing conditions.

The Investor is a wholly-owned subsidiary of Ark Pacific Special Opportunities Fund I, L.P. (“APSOFI”). APSOFI is a private equity special situations fund managed by Ark Pacific.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 Limited develops and operates, directly or through its affiliates, its proprietary MMO and mobile games including Firefall and Song of Knights. The9 Limited also engages in mobile advertising and mobile app education businesses. The9 Limited has formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements about the potential transaction may constitute forward-looking statements. Statements that are not historical facts, including statements about The9 Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9 Limited’s ability to retain existing players and attract new players, The9 Limited’s ability to license, develop or acquire additional online games that are appealing to users, The9 Limited’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9 Limited’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Wendy Weng

Investor Relations Manager

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

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